December 7, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention:	Mary A. Cole – Legal
Jim Campbell – Accounting

Re:    Kohlberg Capital Corporation1

          Registration Statement on Form N-2

          Registration No. 333-136714

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the company hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will be declared effective by 12:00 p.m. eastern time on Monday, December 11, 2006 or as soon as possible thereafter.

In addition, the company also requests that the effective date of the company’s registration statement on Form 8-A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2006, be accelerated concurrently with that of the company’s Registration Statement on Form N-2.

The company hereby acknowledges that the accuracy and adequacy of the disclosure in the Registration Statement is the responsibility of the company and further acknowledges that SEC staff comments or changes to disclosure in the Registration Statement in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Registration Statement. The company also acknowledges that it is the SEC staff’s position that the company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The company acknowledges its responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Please call Justin Plouffe at Ropes & Gray LLP at 617-951-7551, as soon as the Registration Statement has been declared effective.

Very truly yours, Kohlberg Capital, LLC[1]

By:	/S/ DAYL W. PEARSON
Name: Dayl W. Pearson Title: President and Chief Executive Officer

[1]	In connection with the offering contemplated by the Registration Statement referred to above, the registrant, which is currently named Kohlberg Capital, LLC, a Delaware limited liability company, will convert, in accordance with Delaware law, to a Delaware corporation to be named Kohlberg Capital Corporation.

295 Madison Avenue, 6th Floor • New York, NY 10017

Telephone (212) 455-8300 • Facsimile (212) 983-7654

December 7, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:        Mary A. Cole – Legal

                         Jim Campbell – Accounting

Kohlberg Capital Corporation1

Registration Statement on Form N-2 (File No. 333-136714)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulation under the Securities Act of 1933, as amended (the “Securities Act”), we, on behalf of ourselves and the several Underwriters, wish to advise you that in connection with the above-captioned Registration Statement that approximately 19,584 copies of the Preliminary Prospectus dated November 24, 2006 have been or will be distributed during the period November 24, 2006 through December 11, 2006 as follows:

Preliminary Prospectus
Underwriters:	11,792
Dealers:	25
Local Offices:	5,105
Institutions:	2,650
Individuals:	12
Total:	19,584

No Statement of Additional Information was prepared in connection with this offering, as all the information to be contained therein has been included in the Prospectus itself.

Reference is made to the letter from the issuer dated December 7, 2006 requesting effectiveness of the Registration Statement at 12:00 PM Eastern Standard Time on December 11, 2006. In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, we hereby join in the request of the issuer for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 12:00 PM Eastern Standard Time on December 11, 2006, or as soon thereafter as practicable.

If you have questions or comments regarding this request, please call Jay L. Bernstein of Clifford Chance at (212) 878-8527.

Very truly yours, LEHMAN BROTHERS INC., on behalf itself and the several underwriters
By:	/s/ John Sowinski
Name: John Sowinski Title: Vice President

cc:	Kohlberg Capital Corporation
Ropes & Gray LLP Clifford Chance US LLP

[1]	In connection with the offering contemplated by the Registration Statement referred to above, the registrant, which is currently named Kohlberg Capital LLC, a Delaware limited liability company, will convert, in accordance with Delaware law, to a Delaware corporation to be named Kohlberg Capital Corporation.